January 8, 2020

Geoff Wild
Chief Executive Officer
Atotech Ltd
William Street, West Bromwich
West Midlands, B70 0BG
United Kingdom

       Re: Atotech Ltd
           Amendment No. 4 to
           Draft Registration Statement on Form F-1
           Submitted December 30, 2019
           CIK No. 0001762459

Dear Mr. Wild:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Summary Historical and Pro Forma Financial Information, page 21

1. Given the reclassifications that you made to your Consolidated Balance Sheet as of
       September 30, 2019, please revise the Non-current assets, Total assets, and Total liabilities line items in the balance sheet data section of your table to agree with the corresponding line items on your Consolidated Balance Sheet. This comment also applies to the Selected Historical Financial Information on page 68.
 Geoff Wild
FirstName LastNameGeoff Wild
Atotech Ltd
Comapany2020
January 8, NameAtotech Ltd
January 8, 2020 Page 2
Page 2
FirstName LastName
Management
Compensation, page 130

2. Please revise your disclosure in this section to include your most recently completed fiscal year. Please refer to Section I.6.B. of Form 20-F.
       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Patrick H. Shannon